SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 23, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500 1081-KL Amsterdam The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on July 23, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 23 July 2010
ING comfortably passes CEBS stress test
•	Outcome reflects strong capital position and resilient balance sheet

•	Under adverse stress scenario and sovereign haircuts ING’s Tier 1 ratio would decline to 8.8% in 2011

•	ING would remain well above hurdle rate of 6% Tier 1 ratio with surplus Tier 1 capital of EUR 11.9 billion in 2011

•	Strong pre-impairment income largely absorbs stress impact
ING participated in the stress tests conducted by the Committee of European Banking Supervisors (CEBS), which included a baseline scenario, adverse scenario and an additional sovereign shock for 2010 and 2011. ING Bank’s pre-impairment income remains resilient, which helps offset the impact of higher loan loss provisions, additional impairments across the securities portfolios and increased risk-weighted assets.
Under the adverse scenario, ING’s Tier 1 ratio would decline from 10.2% at the end of 2009 to 9.1% at the end of 2011. An additional sovereign risk scenario would have a further impact of -0.3% on the estimated Tier 1 ratio, bringing it down to 8.8% at the end of 2011. The threshold Tier 1 ratio for this exercise was determined to be 6%, and ING would remain comfortably above this level with a Tier 1 capital buffer of EUR 11.9 billion.
     “ING’s focus on the strengthening of its Bank’s balance sheet since the spring of 2009 has given us sufficient resilience to endure a stressful economic scenario”, said Jan Hommen, CEO of ING Group. “Under the stress scenarios as presented by CEBS, ING Bank’s Tier 1 ratio would in 2011 come out at 8.8%, well above the hurdle rate. This satisfactory result reaffirms our confidence in the future and further supports the success of our businesses in the interests of our customers and all other stakeholders. ING has always strongly supported balanced stress tests and we hope this European stress test initiative will contribute to improving confidence in the financial industry.”
Under the Back to Basics Strategy started in the spring of 2009, ING de-risked and deleveraged its balance sheet. Additionally, a significant turnaround in the company’s results and last year’s rights issue have strongly supported the strengthening of the capital base. Both resulted in a lower risk profile and a capital position that is well able to absorb the effects of the stress scenarios as presented by CEBS.
CEBS stress test information
ING was subject to the 2010 EU-wide stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank, and De Nederlandsche Bank. ING acknowledges the outcomes of the EU-wide stress tests.
This stress test complements the risk management procedures and regular stress testing programmes set up in ING under the Pillar 2 framework of the Basel II and CRD requirements.

The exercise was conducted using the scenarios, methodology and key assumptions provided by CEBS (see the aggregate report published on the CEBS website). As a result of the assumed shock under the adverse scenario, the estimated consolidated Tier 1 ratio would change to 9.1% in 2011 compared to 10.2% at the end of 2009. An additional sovereign risk scenario would have a further impact of -0.3 percentage point on the estimated Tier 1 ratio, bringing it to 8.8% at the end of 2011, compared with the regulatory minimum of 4%.
Under the results of the stress test the Tier 1 capital would show a buffer of EUR 11.9 billion on top of the CEBS threshold Tier 1 ratio of 6%, which ING agreed to exclusively apply for the purposes of this exercise. This threshold should by no means be interpreted as a regulatory minimum (the regulatory minimum for the Tier 1 ratio is set to 4%), nor as a capital target reflecting the risk profile of the institution determined as a result of the supervisory review process in Pillar 2 of the CRD. ING has held rigorous discussions of the results of the stress test with De Nederlandsche Bank.
Given that the stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet) the information on benchmark scenarios is provided only for comparison purposes and should in no way be construed as a forecast.
In the interpretation of the outcome of the exercise, it is imperative to differentiate between the results obtained under the different scenarios developed for the purposes of the EU-wide exercise. The results of the adverse scenario should not be considered as representative of the current situation or possible present capital needs. A stress testing exercise does not provide forecasts of expected outcomes since the adverse scenarios are designed as “what-if” scenarios including plausible but extreme assumptions, which are therefore not very likely to materialise. Different stresses may produce different outcomes depending on the circumstances of each institution.
The objective of the 2010 EU-wide stress test exercise conducted under the mandate from the EU Council of Ministers of Finance (ECOFIN) and coordinated by CEBS in cooperation with the ECB, national supervisory authorities and the EU Commission, is to assess the overall resilience of the EU banking sector and the banks’ ability to absorb further possible shocks on credit and market risks, including sovereign risks.
The exercise has been conducted on a bank-by-bank basis for a sample of 91 EU banks from 20 EU Member States, covering at least 50% of the banking sector, in terms of total consolidated assets, in each of the 27 EU Member States, using commonly agreed macro-economic scenarios (benchmark and adverse) for 2010 and 2011, developed in close cooperation with the ECB and the European Commission.
More information on the scenarios, methodology, aggregate and detailed individual results is available from CEBS. Information can also be obtained from the website of De Nederlandsche Bank.

Actual results
At December 31, 2009	mln euros

Total Tier 1 capital	34.015
Total regulatory capital	44.731
Total risk weighted assets	332.375

Pre-impairment income (including operating expenses)	6.436
Impairment losses on financial assets in the banking book	-5.936

1 yr Loss rate on Corporate exposures (%)[1]	0,38%
1 yr Loss rate on Retail exposures (%)[1]	0,45%

Tier 1 ratio (%)	10,23%

Outcomes of stress test scenarios
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes. Neither the benchmark scenario nor the adverse scenario should in any way be construed as a forecast.

Benchmark scenario at December 31, 2011[2]	mln euros

Total Tier 1 capital after the benchmark scenario	40.366
Total regulatory capital after the benchmark scenario	45.814
Total risk weighted assets after the benchmark scenario	360.758

Tier 1 ratio (%) after the benchmark scenario	11,19%

Adverse scenario at December 31, 2011[2]	mln euros

Total Tier 1 capital after the adverse scenario	37.836
Total regulatory capital after the adverse scenario	43.071
Total risk weighted assets after the adverse scenario	417.980

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses)[2]	13.074
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario[2]	-9.029
2 yr cumulative losses on the trading book after the adverse scenario[2]	-411

2 yr Loss rate on Corporate exposures (%) after the adverse scenario[1,2]	1,21%
2 yr Loss rate on Retail exposures (%) after the adverse scenario[1,2]	0,91%

Tier 1 ratio (%) after the adverse scenario	9,05%

Additional sovereign shock on the adverse scenario at December 31, 2011	mln euros

Additional impairment losses on the banking book after the sovereign shock[2]	-733
Additional losses on sovereign exposures in the trading book after the sovereign shock[2]	-445

2 yr Loss rate on Corporate exposures (%) after the adverse scenario and sovereign shock[1,2,3]	1,31%
2 yr Loss rate on Retail exposures (%) after the adverse scenario and sovereign shock[1,2,3]	1,02%

Tier 1 ratio (%) after the adverse scenario and sovereign shock	8,84%

Additional capital needed to reach a 6% Tier 1 ratio under the adverse scenario + additional sovereign shock, at the end of 2011	0

1.	Impairment losses as a % of corporate/retail exposures in AFS, HTM, and loans and receivables portfolios

2.	Cumulative for 2010 and 2011

3.	On the basis of losses estimated under both the adverse scenario and the additional sovereign shock

Exposures to central and local governments
Banking group’s exposure on a consolidated basis
Amount in million reporting currency

Name of bank	ING BANK
Reporting date	31 March 2010
		of which	of which
	Gross exposures	Banking book	Trading book	Net exposures

Austria	927	978	-51	927
Belgium	8.819	8.203	616	8.819
Bulgaria	8	0	8	4
Cyprus	24	24	0	24
Czech Republic	-33	2	-35	-33
Denmark	14	0	14	14
Estonia	0	0	0	0
Finland	452	0	452	452
France	7.676	8.161	-484	7.642
Germany	6.867	5.797	1.070	6.835
Greece	2.425	1.919	506	2.425
Hungary	188	187	2	188
Iceland	30	30	0	30
Ireland	-50	0	-50	-50
Italy	6.443	4.580	1.863	6.443
Latvia	0	0	0	0
Liechtenstein	0	0	0	0
Lithuania	7	6	0	7
Luxembourg	0	0	0	0
Malta	0	0	0	0
Netherlands	4.199	3.314	885	4.240
Norway	0	0	0	0
Poland	5.056	4.909	147	5.056
Portugal	1.773	1.382	391	1.773
Romania	296	0	296	299
Slovakia	171	15	156	171
Slovenia	-20	11	-31	-20
Spain	1.380	1.809	-429	1.380
Sweden	6	0	6	6
United Kingdom	0	0	0	9

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: July 23, 2010